SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Amendment No. 4
Under the Securities Exchange Act of 1934

Capital Properties, INC.
(Name of Issuer)

Class A Common Stock, $.01 par value
(Title of Class of Securities)

140430109
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  140430109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) TowerView LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 251,350
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 251,350
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 503,400 (Assuming conversion of Class B Common to Class A Common)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6% (based on 6,599,912 shares outstanding of Classes A and B Common)
12	TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 5 Pages

Item 1(a)	Name of Issuer:

Capital Properties, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

100 Dexter Road
East Providence, RI 02914

Item 2(a)	Name of Person Filing:

TowerView LLC

Item 2(b)	Address of Principal Business Office or, if none, Residence:

500 Park Avenue
New York, New York 10022

Item 2(c)	Citizenship:

Delaware

Item 2(d)	Title of Class of Securities:

Class A Common Stock, $.01 par value

Item 2(e)	CUSIP Number:

140430109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a: N/A

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)  ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

Page 3 of 5 Pages

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐  A group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

As of the date of filing this statement, TowerView had sole voting power and sole investment power with respect to 251,350 shares of Class A Common Stock, $.01 par value, or 6.7% of the 3,742,384 shares that were reported as outstanding by the Issuer as of September 30, 2011.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].     N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

January 9, 2012

TowerView LLC

By /s/Daniel R. Tisch
Daniel R. Tisch
General Member

 Page 5 of 5 Pages